September 8, 2025

Luis Carlos Ung
Chief Executive Officer
Alphega Innovations Corporation
30 N Gould St., Ste R
Sheridan, WY 82801

       Re: Alphega Innovations Corporation
           Amendment No. 3 to Registration Statement on Form S-1
           Filed August 29, 2025
           File No. 333-286526
Dear Luis Carlos Ung:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 31, 2025 letter.

Amendment No. 3 to Form S-1
Exhibits

1.     We note your response to prior comment 3 and reiterate the comment. TAAD
LLP
       should revise its consent to indicate their report is dated July 16, 2025, not April 14,
       2025.
 September 8, 2025
Page 2

      Please contact Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-
551-3297 or Kathleen Krebs at 202-551-3350 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Jeff Turner, Esq.